EXHIBIT B

DIRECTOR NOMINEE BIOGRAPHIES


NEIL FERRIS, 63, is an active advisor and executive consultant to technology companies and venture capital investors and has been engaged in such as his principal activity for the last 5 years. Prior to his current assignments, he was CEO of Giganet, a storage networking company which he sold to Emulex for $650 million. His previous CEO roles included Open Data which was sold to a private company and Fluent, a multimedia software company, which was sold to Novell. Mr. Ferrris was part of the founding team and vice president of Apollo Computer, which enjoyed a successful IPO and was sold to HP. For almost ten years, Mr. Ferris held senior management positions with Data General where he joined shortly after formation. He is also a board member of Enfora, Intersense, and BTI Systems corporations. Mr. Ferris holds MBA and BS degrees from Northeastern University.


BOB GRAHAM, 60, has been a Partner at Ridge Partners LLC, a consulting and investment firm, since 2002. He is also the Senior Technology Advisor to Cascadia Capital, a mid market M&A firm. In addition, Mr. Graham is the Manager of Global Accelerator LLC, a Fund that originally invested in iEmployee that still holds shares in ASUR. Previously, Mr. Mr. Graham started as an IT Professional and progressed to key executive roles including Group Manager at Digital Equipment Corporation, Executive Vice President and Division President at Sun Microsystems. He was a Co-Founder and Chief Operating Officer at Manufacturer's Services Limited, the Chairman & CEO of Ridge Technologies, and a President at Adaptec. Mr. Graham was also instrumental in the founding and exit of a number of technology companies including Crag Systems and iEmployee where he served on the Board of Directors prior to its acquisition by ASUR. He presently serves on the Boards of Global Accelerator Management and 54th Street Systems.


PAT GOEPEL, 47, has over 20 years of progressive leadership positions in the HR outsourcing industry. A frequent speaker and industry expert, Pat currently serves as the COO of Patersons Global Payroll and HR. Previously, he was the President and CEO of Fidelity Investment's HR Services Division from 2006-2008 and served as the Executive Vice President of Business Development and US Operations at Ceridian until 2005. A former board member of Iemployee, he currently serves on the Boards of Patersons and Allover Media.


ADRIAN PERTIERRA, 37, is the Senior Analyst at Red Oak Partners, LLC, a NY-based hedge fund. Prior to joining Red Oak in 2007, Mr. Pertierra served as Vice President of Global Markets at Deutsche Bank Alternative Trading. From 2006-2007 Mr. Pertierra worked at Tradition Asiel Securities, Inc.


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Previously, Mr. Pertierra served as the Vice President of Institutional Equity
Sales and Trading at BGC Partners, LP, from 2002-2006. Mr. Pertierra received a BA in Economics from the College of Holy Cross.


DAVID SANDBERG, 36, is a managing member, founder, and portfolio manager of Red Oak Partners, LLC, a NY-based hedge fund, since its March 2003 inception. Previously, Mr. Sandberg co-managed JH Whitney & Co's Green River Fund from 1998-2002. Mr. Sandberg received a BA in Economics and a BS in Industrial Management from Carnegie Mellon University. He presently serves on the Board of SMTC Corp.


JEFFREY VOGEL, 41, has 20 years experience in operating, financing, and advising companies - primarily high-tech software companies. Since 2008 Jeff has been a Partner with Liberty Capital Partners. Previously (in 2001), Jeff co-founded Velocity Equity Partners, a $50 million early stage technology fund, where he remained until 2007. Prior to co-founding Velocity, Jeff was Chief Technology Officer and Vice President of Research and Development for eBusiness Technologies, a leader in XML Content Management Systems, where he led a team of 100 software professionals. In 1989, Jeff co-founded Electronic Book Technologies (EBT), a pioneer in SGML and XML information systems. At EBT Jeff led R&D until 1996 when he helped sell the company to Inso, a publicly traded company. From 1996 to 1998, Jeff was Vice President of Engineering at Inso's Electronic Publishing Solutions business unit and was also very active in the company's corporate development activities where he helped acquire and integrate a half dozen acquisitions. Jeff graduated from Brown University in 1990 with degrees in Economics and Computer Science. Jeff serves on the Boards of Dynadec, Rent Marketer, BEZ, and Dynadec.